

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Cecilia Jones
Chief Financial Officer
LogicBio Therapeutics, Inc.
65 Hayden Avenue, 2nd Floor
Lexington, MA 02421

Re: LogicBio Therapeutic, Inc.
Form 10-Q
Exhibit Nos. 10.1 First Amendment to Loan and Security Agreement, dated April 23, 2020, by and between the Company, LogicBio Australia Pty Limited, Oxford Finance LLC and Horizon Credit II LLC, **10.2** Second Amendment to Loan and Security Agreement, dated September 28, 2020, by and between the Company, LogicBio Australia Pty Limited, Oxford Finance LLC and Horizon Credit II LLC, **10.3** Amendment No.2 to Patent & Technology License Agreement, dated September 29, 2020, by and between LogicBio Therapeutics, Inc. and The Board of Regents of The University of Texas System.
Filed November 9, 2020
File No. 001-38707

Dear Ms. Jones:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Michelle Miller
Division of Corporation Finance
202-551-3368